October 18, 2007

Via U.S. Mail and Facsimile

Azim H. Premji
Chairman and Managing Director
Wipro Ltd.
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India

RE:		Wipro Ltd.
      Form 20-F for Fiscal Year Ended March 31, 2007
      Filed May 30, 2007
		File No. 1-16139

Dear Mr. Premji:

      We have reviewed your response letter dated October 11, 2007 and filed on October 15, 2007, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You state in your October 10, 2007, response that you provide
IT
services to a European energy company in support of its operations in
several countries, including Iran, Syria and Sudan.  Please tell us,
in reasonable detail and in plain language, the nature and scope of
the services you provide to this company in each of the referenced countries. Please also tell us, to the best of your knowledge and belief, the nature of the energy company`s operations in each of the referenced countries, and how your services support and, to the extent applicable, facilitate those operations.
* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.


								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Joshua A. Holzer, Esq.
		Wilson Sonsini Goodrich & Rosati, P.C.
		Fax:  202-973-8899

		Barbara Jacobs
		Assistant Director
	Division of Corporation Finance





Azim H. Premji
Wipro Ltd.
October 18, 2007
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